UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number: 001-15094

Mobile TeleSystems PJSC

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MTS Board Approves New Management Appointments

June 17, 2021

MOSCOW, Russia – Mobile TeleSystems PJSC (“MTS” or “the Company”) (NYSE: MBT, MOEX: MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, announces that the MTS Board of Directors (“BoD” or “the Board”) has approved the appointment to the MTS Management Board of Pavel Voronin as VP for Technology and Farid Kamalov as VP for Retail Development. In addition, the Board also confirmed Tatiana Mudretsova as VP for Customer Experience & Service.

President & CEO Vyacheslav Nikolaev commented on the appointment of Pavel Voronin: “Pavel brings to the team unique technical expertise, having built from scratch multiple custom-tailored IT and data analysis platforms across infosec, CRM, HR, finance, and product development. In his career, he has driven enterprise-level digital transformation in the aviation sector, where data security and customer loyalty are of paramount importance. I am confident that Pavel’s extensive capabilities and deep bench of expertise will help us further build out the MTS digital ecosystem. I would also like to express my gratitude to Pavel's predecessor, Dmitry Khomchenko, VP for Information Technologies. Under his leadership, the MTS IT Department managed to achieve a technological breakthrough, successfully kicking off the digital transformation of our diverse businesses."

President & CEO Vyacheslav Nikolaev commented on the appointment of Farid Kamalov: "Our retail network remains a strategically important channel for high-quality customer engagement. Face-to-face interaction provides an unmatched customer experience that directly impacts perception, loyalty, and openness toward trying out new products from across the MTS ecosystem. That’s why we are continuing to revamp our stores, including by leveraging new innovations in AI and Big Data to further enhance the customer experience. I am confident Farid’s extensive managerial experience in the retail sector can help us strengthen the position of Russia’s largest operator-branded chain as a premier platform for showcasing cutting-edge devices and digital solutions."

About Pavel Voronin

Prior to joining MTS, Pavel Voronin worked as VP for Technology Development at subsidiaries within the Sberbank ecosystem. From 2016-2020 he was Deputy General Director for Information Technologies at S7 Airlines, where he founded and led the S7 Techlab innovation center. He also co-founded business projects in cloud solutions as well as workplace and application virtualization.

Pavel is a graduate of the Mechanics & Mathematics Faculty at Moscow State University. In addition, he founded and headed the Department of Information Technologies in Aviation at the Moscow Institute of Physics & Technology. Pavel is a certified specialist (MBA) in IT project management and development in Big Data, and during his studies he won multiple student mathematics Olympiads.

About Farid Kamalov

Prior to joining MTS, Farid Kamalov worked for Russian children’s retailer Detsky Mir, most recently as Chief Operating Officer (2014-2021) and before that as Director of Sales Management (2012-2014). He earlier headed the sales department at Russia’s Korablik retail chain (2010-2012). He began his career on the sales floor at M.Video, a leading Russian electronics chain, where he worked his way up to senior operational roles. In 2014-2020 Farid Kamalov participated in the governing boards of JSC RTC, LLC Detmir KGZ, LLP Detsky Mir - Kazakhstan, LLC Detmir BEL, PJSC Detsky Mir.

Pavel holds an undergraduate degree from the Moscow State Institute of Electronic Engineering as well as an MBA from the Moscow International Higher School of Business.

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems PJSC (“MTS” – NYSE: MBT; MOEX: MTSS) is Russia’s largest mobile operator and a leading provider of network-native digital services. The company offers a full range of solutions for consumers and business customers across wireless and wireline connectivity; over-the-top, linear, and satellite television; digital-first banking and financial services; as well as cloud computing and IoT. By early 2021, there were more than 86 million mobile subscribers using MTS services across the company’s operations in Russia, Armenia, and Belarus, including around 78 million subscribers in Russia alone. In addition, MTS has a nationwide network of more than 5,000 owned and franchised retail outlets in Russia, and provides nearly 10 million households with broadband, TV, and/or fixed-line telephone connectivity. MTS is majority-owned by Sistema PJSFC, a publicly-traded Russian investment company. MTS’s depositary receipts are listed on the New York Stock Exchange under the ticker MBT and its shares on the Moscow Exchange under the ticker MTSS. For more information, please visit the company’s Investor Relations website at ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: June 17, 2021